VANGUARD PREFERRED STOCK FUND
CIK # 0000081391
4/30/2000




The Board of Trustees changed the Fund's investment objective of maximizing dividend income that qualifies for the federal intercorporate dividends received deduction (DRD). The new objective is to provide a high level of current income, a significant portion of which will be DRD-eligible. Wellington Management Company began introducing non-DRD-eligible preferred stock into the Fund after March 1, 2000.